Exhibit 99.1
NEWS RELEASE
RITCHIE BROS. AUCTIONEERS ANNOUNCES STRONG THIRD QUARTER
RESULTS; CHALLENGING ECONOMIC TIMES GENERATE DEMAND FOR
UNRESERVED AUCTIONS
FOR IMMEDIATE RELEASE: October 30, 2008
VANCOUVER, BRITISH COLUMBIA — Ritchie Bros. Auctioneers Incorporated (NYSE and TSX: RBA) announces record net earnings for the nine months ended September 30, 2008 of $74.3 million, or $0.70 per diluted weighted average share and adjusted net earnings of $67.0 million, or $0.63 per diluted share. The Company defines adjusted net earnings as financial statement net earnings excluding the after-tax effect of sales of excess properties. This compares to adjusted net earnings of $59.0 million, or $0.56 per diluted share for the nine months ended September 30, 2007, representing adjusted net earnings growth of 14% over the first nine months of 2007. The Company conducted 134 unreserved industrial auctions in 12 countries throughout North America, Europe, the Middle East, Asia and Australia during the first nine months of 2008 and set 10 regional gross auction proceeds records during the period. All dollar amounts are presented in United States dollars and all share and per share information reflects the three-for-one split of the Company’s common shares that occurred at the close of business on April 24, 2008.
Gross auction proceeds for the nine months ended September 30, 2008 were $2.71 billion, 17% higher than gross auction proceeds for the first nine months of 2007. Auction revenues increased 19% to $273.1 million for the nine months ended September 30, 2008 compared to the first nine months of 2007. The Company’s auction revenue rate (auction revenues as a percentage of gross auction proceeds) was 10.07% in 2008, compared to 9.93% in the first nine months of 2007.
During the third quarter of 2008, the Company achieved gross auction proceeds of $767.7 million, 15% higher than the comparable quarter in 2007. Auction revenues were $75.9 million for the quarter ended September 30, 2008, compared to $67.2 million for the third quarter of 2007. The Company’s auction revenue rate for the third quarter of 2008 was 9.89%. Net earnings for the three months ended September 30, 2008 were $11.9 million, or $0.11 per diluted share.
During the first nine months of 2008, the Company had almost 198,000 bidder registrations at its unreserved industrial auctions, of which almost 60,000 were successful buyers. In the first nine months of 2007, the Company had more than 183,000 bidder registrations, of which over 59,000 were buyers.
Ritchie Bros. worked with a large number of truck, equipment and other asset sellers in the first nine months of 2008, selling almost 178,000 lots from over 27,000 consignments. In the first nine months of 2007, Ritchie Bros. sold over 197,000 lots from over 25,000 consignments.
Although the Company’s auctions varied greatly in size over the 12 months ended September 30, 2008, the average Ritchie Bros. industrial auction attracted over 1,400 bidders who competed for almost 1,300 lots consigned by 191 consignors, generating average gross auction proceeds per industrial auction of $18.1 million (12 months ended September 30, 2007 — $15.3 million).
Over $500 million worth of trucks, equipment, and other assets were sold using the Company’s rbauctionBid-Live internet bidding service during the first nine months of 2008. This is an increase of 23% over the online gross auction proceeds during the first nine months of 2007. More than 93,000 customers from almost 180 countries have now registered and received approval to use rbauctionBid-Live. Internet bidders represented approximately 28% of the total registered bidders at Ritchie Bros. industrial auctions for the nine-month period ended September 30, 2008, and they were the buyer or runner up bidder on approximately 29% of the lots offered online at these auctions. Since launching its internet bidding service in 2002, the Company has now sold over $2.3 billion of trucks, equipment, and other assets over the internet.
“We’re pleased to see the results of our long-term growth strategy reflected in our year-to-date performance and believe we’re on track to achieve our earnings targets for 2008,” said Peter Blake, Ritchie Bros. CEO. “For decades we’ve been helping equipment owners create almost instant liquidity by selling their underutilized assets at our unreserved public auctions. As the world’s largest industrial auctioneer, selling more used equipment to on site and on line bidders than anyone else, with offices in 25 countries and customers in more than 200, we’re uniquely positioned to reach buyers from around the world and help our customers sell their equipment quickly, efficiently and for global fair market value. With so many companies facing liquidity challenges right now, our value proposition is more compelling than ever. ”
The Company’s Board of Directors also announces the declaration of a quarterly cash dividend of $0.09 per common share payable on December 12, 2008 to shareholders of record on November 21, 2008. This dividend will be considered an eligible dividend for Canadian income tax purposes.
Subsequent to period end, the Company entered into a new five-year committed credit facility, which increased the Company’s available revolving credit facilities from approximately $158 million to $293 million. The Company has entered into this credit facility to give it long-term flexibility and access to capital to support future growth initiatives.
Adjusted net earnings is a non-GAAP measure that does not have a standardized meaning, and is therefore unlikely to be comparable to similar measures presented by other companies. The Company believes that comparing adjusted net earnings as defined above for different financial periods provides more useful information about the growth or decline of net earnings for the relevant financial period and isolates the impact of sales of excess properties, which the Company does not consider to be part of its normal operating results.
Gross auction proceeds represent the total proceeds from all items sold at Ritchie Bros. auctions. The Company’s definition of gross auction proceeds may differ from those used by other participants in its industry. Gross auction proceeds is an important measure the Company uses in comparing and assessing its operating performance. It is not a measure of the Company’s financial performance, liquidity or revenue and is not presented in its consolidated financial statements. The Company believes that auction revenues, which are the most directly comparable measure in its Statements of Operations, and certain other line items, are best understood by considering their relationship to gross auction proceeds. Auction revenues represent the revenues earned by Ritchie Bros. in the course of conducting its auctions, and consist primarily of commissions earned on consigned equipment and net profit on the sale of equipment purchased by the Company and sold in the same manner as consigned equipment.
About Ritchie Bros.
Established in 1958, Ritchie Bros. Auctioneers (NYSE and TSX: RBA) is the world’s largest industrial auctioneer, selling more equipment to on-site and online bidders than any other company in the world. The Company has over 110 locations in more than 25 countries including 38 auction sites worldwide. Ritchie Bros. sells, through unreserved public auctions, a broad range of used and unused industrial assets, including equipment, trucks and other assets utilized in the construction, transportation, agricultural, material handling, mining, forestry, petroleum and marine industries. The Company maintains a web site at www.rbauction.com and sponsors an equipment wiki at www.RitchieWiki.com.
Earnings Conference Call
Ritchie Bros. is hosting a conference call to discuss its financial results for the first nine months of 2008 at 8:00am Pacific Time (11:00am Eastern Time) on October 30, 2008. To access a live broadcast of the conference call, please go to the Ritchie Bros. website http://www.rbauction.com, click on ‘About Ritchie Bros.’ then click on ‘Investor Information’. Please go to the website at least fifteen minutes early to download and install any necessary audio software. A replay will be available on the website shortly after the call.
Forward-looking Statements
The discussion in this press release relating to future events or operating periods contains forward-looking statements (as defined in Section 21E of the Securities Exchange Act of 1934, as amended) that involve risks and uncertainties, including, in particular, statements regarding anticipated results for future periods and growth opportunities. These risks and uncertainties include: the numerous factors that influence the supply of and demand for used equipment; fluctuations in the market values of used equipment; seasonal and periodic variations in operating results; actions of competitors; the success of the Company’s internet initiatives; conditions in local and regional markets; our ability to attract and retain key employees, develop additional auction sites and successfully complete our process improvement initiatives and other systems upgrades; and other risks and uncertainties as detailed from time to time in the Company’s SEC and Canadian securities filings, including the Company’s Management’s Discussion and Analysis of Financial Condition and Results of Operations for the year ended December 31, 2007, available on the SEC, SEDAR and Company’s websites. Actual results may differ materially from those forward-looking statements. The Company does not undertake any obligation to update the information contained herein, which speaks only as of this date.

Consolidated Statements of Operations (USD thousands, except share and per share amounts)

	Nine months ended	Nine months ended
	September 30, 2008	September 30, 2007
	(unaudited)	(unaudited)
Gross auction proceeds	$2,713,233	$2,313,177

Auction revenues (1)	$273,125	$229,777
Direct expenses (1)	36,736	32,035

	236,389	197,742

Expenses
Depreciation and amortization	18,223	13,901
General and administrative	125,698	99,991

Earnings from operations	92,468	83,850

Other income (expense)
Interest expense	(743)	(898)
Interest income (1)	3,618	5,209
Gain on disposition of capital assets	6,813	214
Other income	992	1,048

Earnings before income taxes	103,148	89,423

Income taxes	28,888	30,406

Net earnings (2)	$74,260	$59,017

Net earnings per share (2) (3)	$0.71	$0.57
Net earnings per share — diluted (2) (3)	$0.70	$0.56

Diluted weighted average shares outstanding (3)	105,711,309	105,143,715

Net earnings in accordance with GAAP	$74,260	$59,017
Less: after-tax gain on sale of property (2)	(7,295)	—

Adjusted net earnings	$66,965	$59,017

Adjusted net earnings per share (3)	$0.64	$0.57
Adjusted net earnings per share — diluted (3)	$0.63	$0.56

(1)	Figures have been reclassified to conform with presentation adopted in the current period.

(2)	Net earnings for the nine months ended September 30, 2008 included total gains of $8,304 ($7,295 after tax) recorded on the sale of excess property. The Company highlighted this amount because it does not consider gains to be part of the normal course of its operations.

(3)	Share and per share amounts have been adjusted on a retroactive basis to reflect the three-for-one stock split that occurred on April 24, 2008.

Consolidated Statements of Operations (USD thousands, except share and per share amounts)

	Three months ended	Three months ended
	September 30, 2008	September 30, 2007
	(unaudited)	(unaudited)
Gross auction proceeds	$767,718	$667,553

Auction revenues (1)	$75,909	$67,174
Direct expenses (1)	10,240	9,830

	65,669	57,344

Expenses:
Depreciation and amortization	6,636	4,893
General and administrative	43,216	34,929

Earnings from operations	15,817	17,522
Other income (expense):
Interest expense	(229)	(192)
Interest income (1)	1,272	1,711
Gain (loss) on disposition of capital assets	(497)	58
Other income	315	128

Earnings before income taxes	16,678	19,227

Income taxes	4,744	4,324

Net earnings	$11,934	$14,903

Net earnings per share (2)	$0.11	$0.14
Net earnings per share — diluted (2)	$0.11	$0.14

Diluted weighted average shares outstanding (2)	105,780,001	105,409,926

(1)	Figures have been reclassified to conform with presentation adopted in the current period.

(2)	Share and per share amounts have been adjusted on a retroactive basis to reflect the three-for-one stock split that occurred on April 24, 2008.

Selected Balance Sheet Data (USD thousands)

	September 30, 2008	December 31, 2007
	(unaudited)

Current assets	$420,404	$237,185
Current liabilities	367,133	178,978

Working capital	$53,271	$58,207

Total assets	893,929	672,887
Long-term debt	43,927	44,844
Total shareholders’ equity	474,026	435,116
Selected Operating Data (unaudited)

	Nine months ended	Nine months ended
	September 30, 2008	September 30, 2007

Number of industrial auctions	134	126
Number of agricultural auctions	125	160
Auction revenues as percentage of gross auction proceeds	10.07%	9.93%
Number of consignments at industrial auctions	27,068	25,068
Number of bidders at industrial auctions	197,824	183,661
Number of buyers at industrial auctions	59,625	58,580
Number of permanent auction sites	30	27
Number of regional auction units	8	10
For further information, please contact:
Jeremy Black
Director, Business Development
Corporate Secretary
Phone:   604 273 7564
Fax:       604 273 2405
Email:     ir@rbauction.com